DICKSTEIN SHAPIRO MORIN & OSHINSKY LLP
                               2101 L Street, N.W.
                           Washington, D.C. 20037-1526

                                February 3, 1997

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:   Omniquip International, Inc.
              Registration Statement on Form 8-A
              File No. 0-21461
              ----------------------------------------------------

Ladies and Gentlemen:

     This letter is written on behalf of our client, Omniquip International, Inc. (the "Company"), in connection with its Registration Statement on Form 8-A (the "Form 8-A"), File No. 0-21461, filed with the Securities and Exchange Commission (the "Commission") on October 1, 1996 pursuant to Rule 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Form 8-A was filed in connection with the Company's Registration Statement on Form S-1 (the "Form S-1"), Registration No. 333-13181, filed with the Commission on October 1, 1996 pursuant to the Securities Act of 1933, as amended. The Company had anticipated that the Form 8-A would become effective at the same time as the Form S-1. The Form S-1 has not yet become effective.
However, the Commission has recently notified counsel for the Company by telephone that the Form 8-A has become effective automatically pursuant to Rule 12(g) of the Exchange Act.

     The Company has decided to delay indefinitely the initial public offering of its common stock, par value $.01 per share. Therefore, the Company requests that its Form 8-A be withdrawn. The Company will file a new registration statement on Form 8-A prior to the time it intends the Form S-1 to become effective.

     If you have any questions about the foregoing, please contact Matthew G. Maloney, Esq. at (202) 828-2218 or the undersigned at (202) 828-2244.

Sincerely,

/s/ Steven M. Weinstein

Steven M. Weinstein